

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 24, 2017

Jeffrey M. Slotterback
Chief Financial Officer
Atlas Resources, LLC
425 Houston Street, Suite 300
Fort Worth, TX 76102

> **Re: DGOC Series 28, L.P.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed August 11, 2017**
> **File No. 0-55816**

Dear Mr. Slotterback:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2017 letter.

Information Statement filed as Exhibit 99.1

Description of Our Common Units, page 53

1. Please revise your disclosure to reflect that the subordination period is based on your production as well as the production of the other wells held by Atlas Series 28-2010, and that the subordination period expired September 2016. In this regard, we note the disclosure in Section 5.01(b)(4)(a) of your Certificate and Agreement of Limited Partnership and Note 3 to Atlas Series 28-2010's Form 10-Q for the quarterly period ended March 31, 2017.

Notes to Financial Statements

Note 10-Supplemental Gas Information (Unaudited), page F-18

Standardized Measure of Discounted Future Cash Flows, page F-20

2.   The reserve reports for the periods ending December 31, 2016 and 2015, filed as
        Exhibits 99.2 and 99.3, respectively, appear to include language indicating that no
        abandonment costs were included in the economic parameters used in the preparation
        of the estimates presented in the reserve reports. However, disclosure provided on
        page F-20 appears to indicate that the standardized measure does include the effect on
        cash flows from the settlement of asset retirement obligations relating to the
        Partnership's properties. Tell us the amounts of future abandonment costs included in
        the standardized measure and the reasons for differences between your disclosure and
        the third party engineer's reports.

        If such costs have been omitted for the periods ending December 31, 2016 and 2015,
        please tell us why a revision in the calculation of the standardized measure is not
        necessary. If you require further clarification, please refer to the guidance provided
        by the Division of Corporation Finance to companies engaged in oil and gas
        producing activities in a letter dated February 4, 2004, available on our website at:

        http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Unaudited Condensed Financial Statements, page F-21

3.   Please update the financial statements and related information in your registration
        statement to comply with Rule 8-08 of Regulation S-X.

Exhibits

4.   Please file all schedules or similar attachments to the agreements filed as Exhibits 3.2,
        10.4, and 10.5. In addition, with respect to Exhibits 2.1, 2.2, 2.3, 2.4, and 2.5, please
        file lists that briefly identify the contents of all omitted schedules or similar
        attachments, or confirm that the filed agreements identify all contents of each omitted
        schedule or similar attachment. Please also include an agreement to furnish
        supplementally a copy of any omitted schedule to the Commission upon request.
        Refer to Item 601(b)(2) of Regulation S-K.

        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Joseph Klinko, Staff

Accountant, at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources